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MEMORANDUM
TO:                Chad Eskildsen
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              December 5, 2007

SUBJECT:           Response to Comments to Form N-1A for JNL Investors
                   Series Trust (the "Trust")
                   File Nos: 333-43300 and 811-10041
------------------ -------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on December 5, 2007 to the Trust's 485APOS filing on Form N1-A.

Each of the comments, as we understood them, is repeated below in italics, with responses immediately following. Please note that all underscored, italicized or bolded text will appear as all capital letters in EDGAR.

PROSPECTUS

1. FOR THE FUNDS SUB-ADVISED BY PAM SINGAPORE, IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND" FOR EACH FUND, PLEASE DELETE "INCREASE THE RELATIVE EMPHASIS OF" AND REPLACE IT WITH "CONCENTRATE" FROM THE "INDUSTRY CONCENTRATION RISK."

     We appreciate the Commission Staff's clarification on industry concentration. The following "industry concentration risk" will be revised as follows in the section entitled "INDUSTRY CONCENTRATION RISK." The underscored language has been added. The language in parentheticals has been deleted.

     For the Jackson Perspective Asia Pacific ex-Japan Bond Fund; the Jackson Perspective Asia ex-Japan Fund; the Jackson Perspective China-India Fund; the Jackson Perspective Emerging Asia ex-Japan Fund; and the Jackson Perspective Japan Fund, the "industry concentration risk" has been revised to read as follows:

     o INDUSTRY CONCENTRATION RISK. The Fund will (increase the relative emphasis of) CONCENTRATE its investments in a particular industry. Stocks of issuers in a particular industry are subject to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others. To the extent that the Fund has greater emphasis on investments in a particular industry, its share values may fluctuate in response to events affecting that industry.

          THE FUND WILL CONCENTRATE (AS SUCH TERM MAY BE DEFINED OR INTERPRETED UNDER THE 1940 ACT) ITS INVESTMENTS IN THE SECURITIES OF THE FOLLOWING
          INDUSTRIES: FINANCIALS AND INFORMATION TECHNOLOGY INDUSTRIES.


     For the Jackson Perspective Asian Pacific Real Estate Fund, the "industry concentration risk" has been revised to read as follows:

     o INDUSTRY CONCENTRATION RISK. The Fund will (increase the relative emphasis of) CONCENTRATE its investments in a particular industry. Stocks of issuers in a particular industry are subject to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others. To the extent that the Fund has greater emphasis on investments in a particular industry, its share values may fluctuate in response to events affecting that industry.

          THE FUND WILL CONCENTRATE ITS INVESTMENTS IN THE SECURITIES OF REAL ESTATE AND REAL ESTATE-RELATED COMPANIES.


     For  the  Jackson  Perspective  Asia  ex-Japan   Infrastructure  Fund,  the
     "industry concentration risk" has been revised to read as follows:

     o INDUSTRY CONCENTRATION RISK. The Fund will (increase the relative emphasis of) CONCENTRATE its investments in a particular industry. Stocks of issuers in a particular industry are subject to changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others. To the extent that the Fund has greater emphasis on investments in a particular industry, its share values may fluctuate in response to events affecting that industry.

     THE  FUND  WILL  CONCENTRATE  IN  THE  SECURITIES  OF  REAL  ESTATE,   REAL
          ESTATE-RELATED INDUSTRIES AND INDUSTRIAL INDUSTRIES.


STATEMENT OF ADDITIONAL INFORMATION ("SAI")

1. IN THE SECTION ENTITLED "INVESTMENT RESTRICTIONS APPLICABLE TO ALL FUNDS," IN THE LAST SECOND AND FOURTH PARAGRAPHS OF SUB-SECTION (9), PLEASE CHANGE "COMPANIES" TO "INDUSTRIES". ADDITIONALLY, IN THE SECOND PARAGRAPH OF SUBSECTION (9), PLEASE DELETE "INCLUDING BUT NOT LIMITED TO".

     The underscored language has been added to the section entitled "INVESTMENT RESTRICTIONS APPLICABLE TO ALL FUNDS." The language in parentheticals has been deleted.

     The Jackson Perspective Asia Pacific ex-Japan Bond Fund; the Jackson Perspective Asia ex-Japan Fund; the Jackson Perspective China-India Fund; the Jackson Perspective Emerging Asia ex-Japan Fund; and the Jackson Perspective Japan Fund will concentrate (as such term may be defined or interpreted under the 1940 Act) its investments in the securities (including but not limited to) OF the following (companies) industries: financial and information technology industries (companies).

     The Jackson Perspective Asian Pacific Real Estate Fund will concentrate its investments in the securities of real estate and real estate-related industries (companies).

     The Jackson Perspective Asia ex-Japan Infrastructure Fund will concentrate in (industries related to development and construction including) the securities of real estate, real estate-related industries (companies) and industrial industries (companies).


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about December 10, 2007.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

   1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com